[redacted]

15048684

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2015 WASH. DC

SEC FILE NUMBER
8-53308

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clarkson Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

597 Fifth Avenue, 8th Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Greca (212) 314 0990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Peter Greca, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __________, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

CEO

Title

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clarkson Capital Markets LLC

Financial Statements and SCHEDULES
December 31, 2014

CONTENTS

KPMG

KPMG LLP
4 Becker Farm Road
Roseland, NJ 07068

Report of Independent Registered Public Accounting Firm

To Clarkson Capital Markets LLC:

We have audited the accompanying statement of financial condition of Clarkson Capital Markets, LLC (the "Company") as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Clarkson Capital Markets LLC as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Roseland, New Jersey
February 26, 2015

Clarkson Capital Markets LLC
Statement of Financial Condition
December 31, 2014

ASSETS		
Cash and cash equivalents	$	13,500,709
Receivables from clearing brokers, including clearing deposits of $100,000		454,987
Prepaid expenses		516,745
Rental deposit		46,096
Deferred income tax		952,452
Taxes receivable		176
Property and equipment, net		105,124
Due from affiliate		1,529,476
Restricted shares		171,667
Other assets		416,969
TOTAL ASSETS	**$**	**17,694,401**
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$	55,485
Accrued expenses		3,498,531
Due to clearing broker		4,801
Deferred rent		19,616
Due to affiliate		234,212
Taxes payable		16,184
TOTAL LIABILITIES		3,828,829
MEMBER'S EQUITY		
Member's equity		13,865,572
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**17,694,401**

See accompanying notes to financial statements

Clarkson Capital Markets LLC
Notes to Financial Statements
December 31, 2014

1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Clarkson Capital Markets LLC (the Company) is a single member limited liability company wholly-owned by Clarkson (USA) Inc. (Clarkson). The Company was purchased from SFL Holdings, LLC by Clarkson on February 2, 2011. The name of the Company was changed from SFL Securities, LLC to CIS Capital Markets LLC post-acquisition and subsequently to Clarkson Capital Markets LLC on May 22, 2013.

The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company participates in debt and equity underwritings, private placements, equity trading and financial advisory services. The Company trades on a fully disclosed basis through a contract with a clearing organization. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates include, but are not limited to, estimated revenues on underwritings or investment banking transactions, the collectability of accounts receivable and the estimates used when evaluating goodwill for impairment. Because of the inherent uncertainties in these estimates, it is at least reasonably possible that the estimates used will change in the near term.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments with original maturities of 90 days or less that are not pledged or otherwise restricted to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation, which is provided using the straight-line method over the estimated useful lives of the individual assets ranging from three to seven years. Significant improvements and betterments are capitalized if they extend the useful life of the asset. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the life of the lease plus anticipated extensions.

Income Taxes

The Company has elected to be treated as a limited liability company under the applicable provisions of income tax law. The Company is a single member limited liability company and, accordingly, no income taxes are incurred by the Company as all earnings and losses flow directly to the Parent. However, the Company is subject to corporate taxes by virtue of its inclusion in the Parent's corporate tax filings and, therefore, records a provision for such current or deferred taxes as may be applicable to its operations. The Company reimburses the Parent for taxes incurred and attributable to the Company's income reported on the Parent's tax returns, and deferred tax benefits utilized by the Parent Company are subject to reimbursement by the Parent.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the period in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

ASC 740, Accounting for Income Taxes, prescribes accounting for and disclosure of uncertainty in tax positions. This interpretation defines the criteria that must be met for the benefits of a tax position to be recognized in the financial statements and the measurement of tax benefits recognized.

1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Goodwill

Recorded goodwill represents the excess of the purchase price over separately identifiable net assets acquired upon the Parent's acquisition of the Company in 2011. The Company performs an annual impairment test of goodwill for each of its reporting units, or more frequently if circumstances indicate that an impairment may exist. The Company first performs a qualitative assessment by evaluating relevant events or circumstances to determine whether it is more likely than not that the fair value of a reporting unit exceeds its carrying amount. If the Company is unable to conclude qualitatively that it is more likely than not that a reporting unit's fair value exceeds its carrying value, then it will use a two-step quantitative assessment of the fair value of a reporting unit. The determination of impairment is made by comparing the carrying amount with its fair value, which is calculated using a combination of a market, comparable transaction and discounted cash flow approach.

An impairment expense of $275,000 was recorded for the year ended December 31, 2014 and is included in other expenses in the statement of operations.

Adoption of New Accounting Standards

The Company has implemented all new accounting pronouncements and does not believe that there are any other new accounting pronouncements that have been issued that may have a material impact on its financial statements.

2 PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2014:

Leasehold improvements	$ 139,443
Furniture and fixtures	35,322
Computer Equipment	45,138
Software	7,500
	227,403
Less: accumulated depreciation	(122,279)
Total property and equipment, net	$ 105,124

Depreciation expense was $73,533 for 2014. Depreciation expense is an other expense in the statement of operations.

3 OFF-BALANCE SHEET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreement and includes a clearing deposit of $100,000.

4 INCOME TAXES

The components of income tax benefit for the year ended December 31, 2014 is as follows:

Current	
Federal tax relating to current year	$ (1,191,292)
Federal tax relating to previous year	(2,620,491)
State and local tax relating to current years	16,184
State and local tax relating to previous years	(82,885)
	(3,878,484)
Deferred	
Federal tax relating to current year	$ (398,973)
Federal tax relating to previous year	2,522,490
State and local tax relating to current years	(15,063)
State and local tax relating to previous years	292,288
	2,400,742
	$ (1,477,742)

The Company's net deferred income tax asset at December 31, 2014 arose from the differences in the book and tax methods of recording rent and depreciation on property and equipment. Net long-term deferred income tax asset amounted to $952,452 at December 31, 2014. The net operating losses from the current year were passed on to its Parent leading to a receivable as at 31st December 2014. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible at the Company or Parent level. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and the scheduled reversal of deferred tax liabilities, management believes it is more-likely-than-not the Company will realize the benefits of these deductible differences at December 31, 2014.

Net operating losses carried forward from 2012 and 2013 were passed on to the parent company, Clarkson USA Inc as part of Clarkson USA Inc's 2013 tax filing. The Company was reimbursed by its parent company for the use of the loss which resulted in a credit to the current tax charge and offset by a reversal of the deferred tax asset in respect to these losses.

As discussed in Note 1, and pursuant to ASC 740-10-30, the Company is applying the benefit for loss provision whereby the Company's net operating loss passes to its Parent and the Parent will reimburse the Company for any tax benefit utilised in the consolidated tax filing. The Company has therefore recognised a tax credit to the current tax charge of $1,191,292 for in relation to losses generated in 2014 that have been passed on.

The Company has no uncertain income tax positions or any interest or penalties associated with uncertain income tax positions. The Company is no longer subject to U.S. federal or state examinations by tax authorities for years before 2011.

5 COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments and when-issued contracts that may have settlement dates several weeks after trade date. Revenues and expenses related to such contracts are recognized on the settlement date. There was no open underwriting commitment due to the Company at December 31, 2014.

The Company leases certain office facilities and equipment under noncancelable operating leases expiring through December 30, 2015. Lease expense was $339,156 at December 31, 2014. At December 31, 2014, future minimum rental commitments on such leases are as follows:

For the Year Ended December 31:	Amount
2015	$ 278,486

From time-to-time, the Company is subject to various litigation and other claims in the normal course of business. The Company establishes liabilities in connection with legal actions that management deems to be probable and estimable.

6 CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments. The Company maintains its cash balances in financial institutions, which at times exceed the amount insured by the Federal Deposit Insurance Corporation (FDIC). Management periodically assesses the financial condition of the financial institutions and believes that any possible credit risk is minimal. At December 31, 2014, the Company held no operating cash in excess of federally insured amounts.

The Company also maintains certain brokerage accounts which are insured by the Securities Industry Protection Corporation (SIPC) on amounts up to $500,000. At December 31, 2014, the Company had no brokerage account balances in excess of the SIPC limit.

7 MINIMUM CAPITAL REQUIREMENTS

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to computed regulatory net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted and the rule of "applicable" exchange also providing that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $10,126,867, which exceeds the SEC's required net capital of $255,255 by $9,871,612. The Company's ratio of aggregate indebtedness to net capital was 0.38 to 1 at December 31, 2014.

8 RELATED PARTY TRANSACTIONS

The Company entered into a management services agreement with Clarkson Shipping Services (USA) LLC (formerly Clarkson Shipping Services (USA) Inc., "CSS") an entity that shares common ownership, to provide overhead services, such as administrative expense. These administrative expenses include operational cost such as rent, payroll, communications and other administrative support services; the overhead fee expense is allocated based on estimated usage and charged evenly through our the year, any change in the estimation process would be amended in the expense sharing agreement. Any underpayment of this expense is recorded as a liability on the Company's books, while any over payment is treated as a receivable. This contract is reviewed annually. The overhead fee for year ended December 31, 2014 was $222,000.

The management services agreement between the Company and CSS was updated on May 1, 2014 to incorporate the provision of overhead services by the Company to CSS. The Company charged an overhead fee of $88,000 for the period ended December 31, 2014.

The Company entered into a corporate finance support services agreement with Clarkson Investment Services, an entity with the same ultimate parent company as the Company. The overhead fee for the year ended December 31, 2014 was $540,000.

The majority of the Company's direct expenses were paid by the Company except for adhoc charges that are initially paid for by CSS but relate to the Company's activities. The amount owed to CSS at December 31, 2014 was $44,212.

The Parent made capital contributions during 2014 of $2,500,000 related to regulatory capital requirements.

The Company has three promissory note receivables from three employees totalling $337,961. The notes bear interest at 4% per annum. The notes mature at various times during 2015.

9 BENEFIT PLAN

The Company has a defined contribution 401(k) benefit plan with Safe Harbor Plan provisions. Participants may elect to make pre-tax or Roth 401(k) deferral salary reduction contributions, as defined in the Plan, up to the maximum amount allowed by law. The Company makes Safe Harbor employer matching contributions to each participant equal to the sum of 100% of each participant's elective deferrals which do not exceed 3% of compensation plus 50% of elective deferrals between 3% and 5% of compensation. Additionally, discretionary employer contributions may be made to the Plan and allocated to eligible participants based on compensation. Contributions to the Plan amounted to $174,425 for the year ended December 31, 2014.

10 RULE 15c3-3

The Company is exempt from Rule 15c3-3 under Subsection (k)(2)(ii). Under this exemption, the Computation for Determination of Reserve Requirements and Information Relating to the Possession of Control Requirements are not required.

11 SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February XX, 2015, the date which the financial statements were available to be issued. No events were noted which would require disclosure in the footnotes to the financial statements.

12 MAJOR CUSTOMERS

During the year ended December 31, 2014, revenues earned from one customer accounted for 21% of revenues.